

Mail Stop 3561

January 25, 2018

Barry G. Steele
Chief Financial Officer
Gentherm Inc.
21680 Haggerty Road
Northville, MI 48167

    Re: Gentherm Inc.
           Form 10-K for Fiscal Year Ended December 31, 2016
           Filed February 23, 2017
           Form 10-Q for Fiscal Quarter Ended September 30, 2017
           Filed October 30, 2017
           File No. 000-21810

Dear Mr. Steele:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief
                    Office of Transportation and Leisure